                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  RULE 13d-101

           Information to be Included in Statements Filed Pursuant to
             Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
                                  Rule 13d-2(a)

                            PRIDE INTERNATIONAL, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    741932107
                                 (CUSIP Number)

                                Nick D. Nicholas
                             Porter & Hedges, L.L.P.
                            700 Louisiana, Suite 3500
                            Houston, Texas 77002-2764
                                 (713) 226-0600
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 23, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.13d-7 for other parties to whom copies are to be sent.


                         (CONTINUED ON FOLLOWING PAGES)

                                  SCHEDULE 13D

CUSIP NO. 741932107                                            PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       MARINE DRILLING COMPANIES, INC., 74-2558926
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
       Inapplicable                                                      (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

       WC,OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                             [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES              14,645,963(1)(2)
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING             None
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                       14,645,963(1)(2)
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                       None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       14,645,963(1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

CUSIP NO. 741932107                                                PAGE 3 OF 8

1. The shares of common stock of Pride International, Inc. (the "Issuer") covered by this report are purchasable by Marine Drilling Companies, Inc. ("Marine") upon exercise of an option (the "Option") granted to Marine pursuant to the Stock Option Agreement dated as of May 23, 2001 between the Issuer and Marine (the "Stock Option Agreement"), and described in Item 4 of this statement. Prior to the exercise of the Option, Marine is not entitled to any rights as a shareholder of the Issuer as to the shares covered by the Option. The number of shares of common stock of the Issuer purchasable by Marine under the Option, which is initially set to equal 14,645,963 shares, is subject to adjustment in certain circumstances, provided that the aggregate number of shares purchasable by Marine upon exercise of the Option at the time of its exercise (together with prior purchases under the Option) may not exceed 19.9% of the total outstanding shares of common stock of the Issuer immediately prior to the time of such exercise. The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such occurrence, Marine expressly disclaims beneficial ownership of the shares of common stock of the Issuer which are purchasable by Marine upon exercise of the Option.

2. The number of shares indicated represents approximately 16.6% of the total outstanding shares of common stock of the Issuer as of May 22, 2001 (treating as outstanding for this purpose the shares of common stock subject to the Option).

CUSIP NO. 741932107                                                  PAGE 4 OF 8

ITEM 1.  SECURITY AND ISSUER


Title of Security:               common stock, no par value

Name and Address of Issuer's     Pride International, Inc.
Principal Executive Offices:     5847 San Felipe
                                 Suite 3300
                                 Houston, Texas 77057

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed by Marine Drilling Companies, Inc., a Texas corporation ("Marine"), Marines principal offices are located at One Sugar Creek Center Boulevard, Suite 600, Sugar Land, Texas 77478-3556.

         Marine is engaged in the offshore contract drilling of oil and natural gas wells for independent and major oil and gas companies. Marine owns and operates a fleet of 17 offshore drilling rigs located in the U.S. Gulf of Mexico, Southeast Asia, the North Sea and Western Australia.

         During the last five years neither Marine nor, to the best of Marine's knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         All executive officers and directors of Marine are citizens of the United States except for Jan Rask, who is a citizen of Sweden. The name, business address and present principal occupation of each executive officer and director is set forth in Schedule A to this
         Schedule 13D.

CUSIP NO. 741932107                                                  PAGE 5 OF 8

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This statement relates to an option granted by the Issuer to Marine to purchase shares of Common Stock from the Issuer as described in Item 4 below (the "Option"). The Option entitles Marine to purchase up to 14,645,963 shares (the "Option Shares") under the circumstances specified in the Stock Option Agreement dated as of May 23, 2001 between Marine and the Issuer (the "Stock Option Agreement") and as described in Item 4 below, for a purchase price of $32.65 per share (the "Purchase Price"). The number of Option Shares and Purchase Price are subject to adjustment in certain circumstances, provided that the aggregate number of shares purchasable by Marine upon exercise of the Option at the time of its exercise (together with prior purchases under the Option) may not exceed 19.9% of the total outstanding shares of common stock of the Issuer immediately prior to the time of such exercise. Reference is hereby made to the Stock Option Agreement, which is included as Exhibit 10.2 to the Current Report on Form 8-K filed by Marine on May 25, 2001 (the "Form 8-K"), for the full text of its terms, including the conditions upon which the Option may be exercised. The Stock Option Agreement is incorporated herein by reference in its entirety.

         The Option was granted by the Issuer as an inducement to Marine to enter into the Agreement and Plan of Merger, dated as of May 23, 2001 (the "Merger Agreement"), among the Issuer, Marine, PM Merger, Inc., a Delaware corporation and wholly owned subsidiary of Pride ("Newco"), and AM Merger, Inc., a Delaware corporation and wholly owned subsidiary of Pride ("Merger Sub"). Pursuant to the Merger Agreement and upon the terms and subject to conditions set forth therein (including approval by the shareholders of Marine and the Issuer and various regulatory agencies), Marine will merge with and into Merger Sub (the "Marine Merger") and the Issuer will Merge with and into Newco (the "Reincorporation Merger" and together with the Marine Merger, the "Merger"). As a result of the Merger, the Issuer will reincorporate from Louisiana to Delaware, Marine will become a wholly-owned subsidiary of the Issuer, and each issued and outstanding share of Common Stock of Marine (other than those shares owned by the Issuer or Marine) will be converted into the right to receive one share of common stock of the Issuer. If the Merger is consummated, the Option will not be exercised. No monetary consideration was paid by Marine to the Issuer for the Option.

         If Marine elects to exercise the Option, it currently anticipates that the funds to pay the Purchase Price will be generated from available working capital or other resources.

CUSIP NO. 741932107                                                  PAGE 6 OF 8

ITEM 4.  PURPOSE OF TRANSACTION

         As stated above, the Option was granted to Marine in connection with the execution of the Merger Agreement as an inducement to Marine to enter into the Merger Agreement. The Option shall become exercisable upon the occurrence of certain events and in the circumstances described in the Stock Option Agreement and the Merger Agreement, none of which has occurred at the time of this filing. If the Merger is consummated in accordance with the terms of the Merger Agreement, (i) the Board of Directors of the Issuer shall consist of four directors nominated by Marine at the effective time of the Merger and (ii) the Issuer will reincorporate from Louisiana to Delaware.

         The descriptions herein of the Stock Option Agreement and the Merger Agreement are qualified in their entirety by reference to such agreements, copies of which were filed as Exhibits 10.2 and 2.1, respectively, to the Form 8-K and which are incorporated herein by reference in their entirety.

         Other than as described above, Marine has no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As a result of the issuance of the Option and upon occurrence of certain events described in the Stock Option Agreement, Marine may be deemed to be the beneficial owner of 14,645,963 shares of the Issuer's common stock, which would represent approximately 16.6% of the outstanding shares of common stock after exercise of the Option (based on the number of Shares outstanding on May 22, 2001, as set forth in the Merger Agreement). Marine would have sole voting and dispositive power with respect to such shares.

         The Option Shares described herein are subject to the Option, which is not currently exercisable. The Option will become exercisable if the Issuer becomes obligated to pay a fee to Marine pursuant to Section 9.5(b)(1) of the Merger Agreement (the "Termination Fee"). The Option will terminate upon the earliest of (i) the Effective Time (as defined in Section 1.5(c) of the Merger Agreement), (ii) 12 months after Marine first receives written notice from the Issuer that it has become obligated to pay the Termination Fee, and (iii) the date of Termination of the Merger Agreement, unless the Issuer is, or could be, obligated to pay the Termination Fee. Nothing contained herein shall be deemed to be an admission by Marine as to the beneficial ownership of any common stock of the Issuer, and, prior to the occurrence of any of the above referenced events, Marine disclaims beneficial ownership of all Option Shares.

CUSIP NO. 741932107                                                  PAGE 7 OF 8

         Except as described herein, neither Marine nor, to the best of Marine's knowledge, any of its directors and executive officers referred to in Schedule A attached hereto, beneficially owns or has acquired or disposed of any common stock of the Issuer during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except for the Stock Option Agreement and the Merger Agreement, Marine does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.           DESCRIPTION OF EXHIBIT
-----------           ----------------------

    1 Agreement and Plan of Merger, dated as of May 23, 2001, among Marine Drilling Companies, Inc., PM Merger, Inc., AM Merger, Inc. and Pride International, Inc. (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K of Marine Drilling Companies, Inc. dated May 25,
                      2001).

    2 Stock Option Agreement, dated as of May 23, 2001, between Marine Drilling Companies, Inc. and Pride International, Inc. (incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K of Marine Drilling Companies, Inc. dated May 25, 2001).

                            [SIGNATURE PAGE FOLLOWS]

CUSIP NO. 741932107                                                 PAGE 8 OF 8


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 4, 2001


                                       MARINE DRILLING COMPANIES, INC.



                                       By:   /s/ Dale W. Wilhelm
                                          --------------------------------------
                                          By:    Dale W. Wilhelm
                                          Title: Vice President and Controller

                                   SCHEDULE A

       DIRECTORS AND EXECUTIVE OFFICERS OF MARINE DRILLING COMPANIES, INC.

         The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Marine Drilling Companies, Inc. ("Marine") are set forth below. If no business address is given the director's or officer's business address is One Sugar Creek Center Boulevard, Suite 600, Sugarland, Texas 77478-3556. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Marine.

                NAME AND BUSINESS ADDRESS                                PRESENT PRINCIPAL OCCUPATION
                -------------------------                                ----------------------------
Directors

         Robert L. Barbanell                                  Chairman of the Board of Marine
                                                              Drilling Companies, Inc. and President of Robert L.
                                                              Barbanell Associates, Inc., a financial consulting
                                                              firm

         David A. B. Brown                                    President of The Windsor Group, Inc.
         The Windsor Group, Inc.
         One Boston Place #1850
         Boston, MA 02108

         Howard I. Bull                                       Private Investor

         J. C. Burton                                         Private Investor

         Jan Rask                                             President and Chief Executive Officer
                                                              of Marine Drilling Companies, Inc.

         David B. Robson                                      Chairman of the Board of Veritas
         Veritas DGC Inc.                                     DGC Inc.
         10300 Town Park
         Houston, TX 77072

         Robert C. Thomas                                     Senior Associate of Cambridge
         Cambridge Energy Research Associates                 Energy Research Associates
         One Riverway, Suite 1700
         Houston, TX 77056

                NAME AND BUSINESS ADDRESS                                PRESENT PRINCIPAL OCCUPATION
                -------------------------                                ----------------------------
Executive Officers
(Who Are Not Directors)

         Bobby E. Benton                                      Sr. Vice President - Operations

         O. Peter Blom                                        Vice President - Engineering and
                                                              Business Development

         George H. Gentry, III                                Vice President - Human Resources

         T. Scott O'Keefe                                     Sr. Vice President and Chief
                                                              Financial Officer

         Kevin C. Robert                                      Vice President - Sales & Marketing

         Dale W. Wilhelm                                      Vice President and Controller

                                  EXHIBIT INDEX



EXHIBIT NO.           DESCRIPTION OF EXHIBIT
-----------           ----------------------

    1 Agreement and Plan of Merger, dated as of May 23, 2001, among Marine Drilling Companies, Inc., PM Merger, Inc., AM Merger, Inc. and Pride International, Inc. (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K of Marine Drilling Companies, Inc. dated May 25,
                      2001).

    2 Stock Option Agreement, dated as of May 23, 2001, between Marine Drilling Companies, Inc. and Pride International, Inc. (incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K of Marine Drilling Companies, Inc. dated May 25, 2001).